January 24, 2007

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Decker:

I am writing in response to the Staff’s follow up telephone inquiry to our reply of January 19, 2007 regarding North America and Tupperware Mexico’s economic characteristics in conjunction with the Staff’s review of Tupperware Brands Corporation’s (the Company) Form 10-K for the fiscal year ended December 31, 2005 filed on March 16, 2006 and the Company’s Form 10-Q’s for the quarters ended March 31, 2006, July 1, 2006 and September 30, 2006 filed on May 11, 2006, August 10, 2006 and November 9, 2006, respectively. The following is the Company’s response to each of the matters raised.

Comments on December 31, 2005 10-K

Note 10 – Segment Information, page 15

Reply to telephone inquiry regarding North American/Mexico economic characteristics:

As noted in question 8 of the Q&A guidance on applying SFAS 131, the similarity of the economic characteristics is to be evaluated based on future prospects. The recent history of the North American and Mexican businesses has been somewhat divergent for the past several years. This result began in 2003 when North America incurred a substantial loss that was in large part a result of sales force erosion which accompanied its expansion of a relationship with Target Corporation and, in April 2003, began selling products in over 1,100 Target stores in the United States. The scale and positioning of the expanded presence did not mesh well with the party plan business as it did not enhance the sales force’s ability to drive Tupperware parties and recruiting as had been expected. As a result, the Company exited this relationship in September 2003 and began efforts to rebuild the lost sales force, which continued into 2004. In 2005, the Company completed its implementation of a multi-tiered compensation system for its sales force. This system is more competitive in the U.S. market than the prior format and emphasizes building one’s business through recruiting. The results of this change, as well as cost containment efforts such as the shift of a significant portion of production

January 24, 2007

Mr. Rufus Decker

capacity from the United States to the Company’s overseas facilities, particularly Mexico, have resulted in significantly improved results in the past couple of years with such improvement expected to continue though not at the same rate. In the long-term, a 15% return on sales represents the Company’s expectation of achievable performance and is confident that the U.S. business will ultimately achieve this level of profitability. The business is expected to be near break even in 2007 which would be a continuation of the improvement noted over the past couple of years and gives the Company the confidence that its ultimate goal is achievable. Note that the North America profit numbers in 2005 include the benefit from a $5.6 million reduction of LIFO reserve requirements due to a lower level of United States produced inventory. The inventory was sold and $1.2 million of expenses were incurred related to the transfer of manufacturing equipment from the United States to overseas production facilities. Both of these items were a result of the capacity shift noted above.

Additionally, neither North America nor Tupperware Mexico meet the quantitative threshold for separate reporting specified in paragraph 18 of SFAS 131. Further, as indicated in paragraph 19, segments that do not meet the quantitative thresholds may be combined to produce a reportable segment if the operating segments share a majority of the aggregation criteria listed in paragraph 17. The economic characteristics are discussed above and the Company sees no issue with the other criteria:

a.	Nature of products – both sell majority of Tupperware branded products

b.	Nature of production process – both utilize the same process and as noted, Mexico is producing a significant amount of product sold in the United States

c.	Type or class of customer – both seek out the same general level of customer

d.	Distribution methods – both utilize direct selling through an independent sales force

e.	Regulatory environment – no significant differences impacting either business

In addition, the other segments represent well in excess of 75% of consolidated revenue. Based upon this, the Company believes that it has met the burden for aggregating Tupperware Mexico with Tupperware North America.

Reply to data request regarding materiality of Central and South America and the Philippines:

For 2007 projected amounts, the impact of including Central and South America and the Philippines in the International Beauty segment will impact the return on sales by approximately 20 basis points. The projected International Beauty results include approximately $13.3 million of amortization and depreciation due to the fair value measurements of assets acquired in the International Beauty segment. That is, absent this item, the difference would be about 40 basis points. Similarly, the impact on sales growth rate is expected to be approximately 60 basis points, though historical comparisons are difficult due to the International Beauty companies being acquired in

January 24, 2007

Mr. Rufus Decker

December 2005, In 2006, the impact on the return on sales was about 70 basis points largely a result of a loss incurred in the Philippines. Here the impact of $25 million of depreciation and amortization is about 50 basis points.

Significant actions have been taken during 2006 to improve the operations and reduce costs. In 2006, the bulk of the back office operations and management between the legacy Tupperware and acquired businesses in both the Philippines and South America have been combined to create more cost efficient operations. The Company does not believe that the impacts noted above are material nor would they impact investor decision making.

Reply to telephone request of draft segment disclosure for 2006 Annual Report on Form 10-K

Proposed disclosure follows.

Note 14: Segment Information

The Company manufactures and distributes a broad portfolio of products primarily through independent direct sales consultants. Certain international operating segments have been aggregated based upon consistency of economic substance, products, production process, class of customers and distribution method. As a result of changes in the Company’s management structure as well as a re-evaluation of the Company’s operating segment definitions, the Company reorganized its previously reported segments as follows:

•	There have been no changes to the Company’s BeautiControl North America segment.

•	International BeautiControl operations are reported in the segments in which the business component geographically resides.

•	The International Beauty reportable segment included the acquired businesses operated primarily under the brand names noted above as well as the Company’s Tupperware operations in Central and South America and the Philippines which were included in the Company’s Latin America and Asia Pacific reportable segments prior to 2006, respectively.

•	The Company’s Tupperware and BeautiControl operations in Mexico are included in the North America segment; they were included in the Latin America reportable segment prior to 2006.

•	With the movement of Central and South America as well as Mexico, the Company no longer has a Latin America reportable segment.

•	The Company’s NaturCare® brand business operating in Japan is included in the Asia Pacific segment; it was previously included in the International Beauty reporting segment. This change includes the transfer of intangible assets and goodwill of $30.2 million and $24.3 million, respectively.

•	The Company’s Avroy Shlain® and Swissgarde® brand businesses are now included in the Europe segment; they were previously included in the International Beauty reportable segment. This change includes the transfer of intangible assets and goodwill of $16.6 million and $16.3 million, respectively.

January 24, 2007

Mr. Rufus Decker

Prior period data has been reclassified to reflect these changes.

The Company’s reportable segments include the following businesses:

Europe	Primarily food storage, preparation and serving containers, professional kitchen tools, microwave cookware and educational toys marketed under the Tupperware® brand worldwide. Europe includes Avroy Shlain® and Swissgarde®, the beauty and personal care units in South Africa. Asia Pacific includes NaturCare®, the beauty and personal care unit in Japan.
Asia Pacific
North America

BeautiControl North America	Premium cosmetics and skin care products marketed under the BeautiControl® brand in North America.

International Beauty	Primarily beauty and personal care products in Latin America, Asia Pacific and Europe under the brand names House of Fuller®, Nutrimetics® and Nuvo Cosmeticos®. Also includes the Tupperware units in the Philippines and Central America.

Worldwide sales of beauty and personal care products totaled $663.3 million, $199.3 million and $128.9 million in 2006, 2005 and 2004, respectively. International Beauty operations are included from the date of acquisition.

(In millions)	2006	2005	2004
Net sales:
Europe	$615.9	$602.5	$597.0
Asia Pacific	239.7	204.5	194.8
North America	255.5	253.6	278.7
BeautiControl North America	150.0	146.7	118.1
International Beauty	482.6	72.0	35.7

Total net sales	$1,743.7	$1,279.3	$1,194.0

Segment profit (loss):
Europe	$96.3	$117.2	$133.4
Asia Pacific	37.9	21.0	20.8
North America	8.7	(3.3)	(22.3)
BeautiControl North America	14.6	14.0	8.0
International Beauty	49.8	2.2	1.6

Total segment profit	207.3	151.2	141.6
Unallocated expenses	(36.3)	(28.3)	(32.7)
Other, net	12.5	4.0	13.1
Re-engineering and impairment charges	(7.6)	(16.7)	(7.0)
Interest expense, net	(47.0)	(45.1)	(13.0)

Income before income taxes	$103.9	$65.7	$102.0

January 24, 2007

Mr. Rufus Decker

Depreciation and amortization:
Europe	$19.4	$17.9	$19.0
Asia Pacific	13.4	10.1	9.1
North America	10.8	13.8	15.9
BeautiControl North America	1.8	1.5	1.3
International Beauty	24.1	1.4	1.1
Corporate	3.5	6.0	4.4

Total depreciation and amortization	$72.9	$50.8	$50.8

Capital expenditures:
Europe	$19.5	$20.5	$19.4
Asia Pacific	9.0	9.5	8.4
North America	6.8	7.8	8.9
BeautiControl North America	5.1	2.1	1.9
International Beauty	7.0	4.7	0.7
Corporate	4.8	7.3	4.7

Total capital expenditures	$52.1	$52.0	$44.1

Identifiable assets:
Europe	$329.9	$290.8	$286.5
Asia Pacific	173.2	165.1	117.9
North America	198.5	210.4	236.7
BeautiControl North America	76.4	73.6	68.4
International Beauty	658.6	646.3	38.8
Corporate	252.8	347.9	228.0

Total identifiable assets	$1,689.4	$1,734.1	$976.3

Sales and segment profit in the preceding table are from transactions with customers. Inter-segment transfers of inventory are accounted for at cost. Sales generated by product line are not captured in the financial statements and disclosure of the information is impractical. Sales to a single customer did not exceed 10 percent of total sales in any segment. Export sales were insignificant. Sales to customers in Germany were $198.0 million, $231.0 million and $252.6 million in 2006, 2005 and 2004, respectively. Sales of Tupperware and beauty products to customers in Mexico were $370.4 million, $115.2 million and $83.7 million in 2006, 2005 and 2004, respectively. There was no other foreign country in which sales were material to the Company’s total sales. Sales of Tupperware and BeautiControl products to customers in the United States were $284.9 million, $287.6 million and $296.6 million in 2006, 2005 and 2004, respectively. Unallocated expenses are corporate expenses and other items not directly related to the operations of any particular segment.

January 24, 2007

Mr. Rufus Decker

Corporate assets consist of cash, buildings and assets maintained for general corporate purposes. The United States was the only country with long-lived assets greater than 10 percent of the Company’s total assets at December 30, 2006. As of the end of 2006, 2005 and 2004, respectively, long-lived assets in the United States were $xxx million, $106.3 million and $98.1 million.

As of December 30, 2006 and December 31, 2005 the Company’s net investment in international operations was $xxx million and $24.1 million, respectively. The Company is subject to the usual economic risks associated with international operations; however, these risks are partially mitigated by the broad geographic dispersion of the Company’s operations.

* * * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and Chief Financial Officer